SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 October 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 20 October 2009 re: 'Non core investment management activities'

93/09    20 October 2009

LLOYDS BANKING GROUP ANNOUNCES SALE OF CERTAIN NON CORE DISCRETIONARY INVESTMENT MANAGEMENT ACTIVITIES

Lloyds Banking Group plc (Lloyds) has today announced the sale of the Bank of Scotland Portfolio Management Service (PMS) client portfolio and two directly invested discretionary private client portfolios of a similar service within Lloyds TSB Private Banking Limited (LTPB) to Rathbone Brothers Plc (Rathbones). The sale follows a detailed review of the Group's private client activities which concluded that these discretionary investment management portfolios were no longer core for the Group.

In total the proposed transaction would envisage the transfer of around 6,000 customers with a total of c.£1.27 billion of funds under management (FUM) to Rathbones, subject to client consent.

Following completion of the proposed transaction, Lloyds will continue to manage £8.5 billion of assets under management for c.35,000 affluent and high net worth clients under its Investment Portfolio Management service which are not part of this transaction. There will be no impact on the day to day banking and lending relationships between the Group and its high net worth clients.

In addition to the sale, Lloyds is also pleased to announce the creation of an exclusive distribution agreement with Rathbones whereby affluent UK based clients of Lloyds with investable assets of between £250,000 and £2 million, whose portfolio needs require significant assets in directly held investments, will be referred to Rathbones. The agreement has an initial five-year term.

Total consideration payable for the businesses is based on a percentage of FUM transferable as at date of client transfer for PMS and the two portfolios of LTPB clients.  Assuming that all of the client FUM of £1.27 billion transferred to Rathbones, total cash consideration payable to Lloyds would be £35.4 million.

Consultation

Following the sale announced today, the Group expects approximately 40 role reductions in Edinburgh by the end of 2011.  The Group's policy has always been to use natural turnover and to redeploy staff wherever possible to retain their expertise and knowledge within the Group.  The Group will work closely with Rathbones to understand what opportunities may be available for PMS colleagues who might be interested in joining Rathbones. Compulsory redundancies will be a last resort. A range of measures have been put in place to support colleagues through this uncertain time. The Group has consulted with the unions about the sale.

No other assets are included in this transaction and the transfer does not include the Bank of Scotland Portfolio Management Service brand.  No staff will be transferred to Rathbones in respect of the LTPB businesses.

Tom Woolgrove, Managing Director of UK Private Banking, Lloyds Banking Group, said:

"Lloyds has carried out a thorough review of its private client businesses and has concluded that a specialist provider would be better positioned to manage this particular service for our clients.  Rathbones is a leading provider of discretionary direct equity investment management services in the UK and we look forward to working closely with them under the new distribution partnership."

- END -

For further information:

Investor Relations

Michael Oliver                    +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe              +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Ross Keany                      +44 (0) 131 243 7195

Senior Manager, Media Relations

Email: ross_keany@bankofscotland.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:    20 October 2009